UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

Pursuant to Rule 257(b)(4) of Regulation A

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) March 27, 2019

PUNCH TV STUDIOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-5033791
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

11705 Willake Street

Santa Fe Springs, CA. 90670

(Address of principal executive offices) (Zip code)

(323) 489-8119

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address if changed since last report)

909.486.4742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock

Item 1.01	Entry into a Material Definitive Agreement.

On June 15,2018, Punch TV Studios, Inc. (the “Company/” Seller”) announced that it had entered into an Asset Purchase Agreement (the “Purchase Agreement”) with PunchFlix, Inc. a private company (the “Buyer”) to sell certain assets to the buyer.

The Seller’s assets consist of broadcast equipment, camera equipment, production and editing equipment and other items related to live streaming and broadcasting.

Under the terms of the Purchase Agreement, at the closing the Buyers will purchase certain assets of the Seller. The assets for the purchase price are $948,561.00 (nine hundred forty-eight thousand five hundred sixty-one dollars) As payment PunchFlix shall issue 80,700,000 shares to Punch TV Studios in Common stock in which 71,200,000 shares divided to Joseph Collins and 9,5000,000 shares to Punch TV Studios. The closing of this transaction is September 30, 2018. This transaction is pending Punch TV Studios shareholders ratification.

The Purchase Agreement contains customary representations and warranties of the parties and the parties have customary indemnification obligations, which are subject to certain limitations described further in the Purchase Agreement.

The closing of the transactions contemplated by the Purchase Agreement are expected to occur in the fourth quarter of 2018.

The foregoing description of the Purchase Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Purchase Agreement, which is filed as Exhibit 2.1 to this Current Report on Form

1-U and incorporated by reference herein.

The press release announcing the entry into the Purchase Agreement and the transactions contemplated thereby is attached as EX1U-15 and EX1U-15 to this Current Report on Form 1-U and incorporated by reference herein.